CERTIFICATE OF AMENDMENT
                       (Pursuant to NRS 78.385 and 78.390)

             CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION

                         FOR NEVADA PROFIT CORPORATIONS
          (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation: OCTuS, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

3. SHARES: The number of authorized shares of this Corporation's par value $.001 stock shall be One Hundred Two Million (102,000,000) of which One Hundred Million (100,000,000) shares shall be designated as common stock and Two Million (2,000,000) shares shall be designated as preferred stock.

3. The vote by which the stockholders holding such shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is: 6,257,250 shares or 96.7% of the total

4. Effective date of filing (optional):

(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required):/s/ Josie Ben Rubi

   * If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.